Exhibit 99.1

NEWS RELEASE

Aurinia Closes US$191.7 Million Public Offering of Common Shares and Full Exercise of Underwriters’

Option to Purchase Additional Common Shares

VICTORIA, British Columbia—(BUSINESS WIRE)—December 12, 2019—Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH) (TSX:AUP) (“Aurinia” or the “Company”), a late-stage clinical biopharmaceutical company focused on advancing voclosporin in multiple indications, today announced the closing of its previously announced underwritten public offering of 12,782,439 common shares, including 1,667,274 common shares pursuant to the full exercise of the underwriters’ option to purchase additional common shares (the “Offering”). The shares were sold at a public offering price of US$15.00 per share. The gross offering proceeds to the Company from this Offering are approximately US$191.7 million, before deducting underwriting discounts and commissions and other estimated offering expenses.

Jefferies LLC and SVB Leerink LLC acted as joint book-running managers for the Offering. H.C. Wainwright & Co. LLC, Oppenheimer & Co. Inc., and Bloom Burton Securities Inc. acted as co-managers for the Offering.

For the purposes of the TSX approval, the Company relied on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible inter-listed issuers on a recognized exchange, such as NASDAQ.

The Company intends to use the net proceeds of the Offering for pre-commercialization and launch activities, as well as working capital and general corporate purposes.

The Offering was made pursuant to a U.S. registration statement on Form F-10, declared effective by the United States Securities and Exchange Commission (the “SEC”) on March 29, 2018 (the “Registration Statement”), and the Company’s existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated March 26, 2018. The prospectus supplements relating to the Offering (together with the Base Shelf Prospectus and the Registration Statement, the “Offering Documents”) have been filed with the securities commissions in the provinces of British Columbia, Alberta and Ontario in Canada, and with the SEC in the United States. The Offering Documents contain important detailed information about the securities being offered. Before you invest, you should read the Offering Documents and the other documents the Company has filed for more complete information about the Company and the Offering. Copies of the Offering Documents are available for free by visiting the Company’s profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or the SEC’s website at www.sec.gov, as applicable. Alternatively, copies of the prospectus supplement are available upon request by contacting Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022; by phone at (877) 821-7388; or by e-mail at Prospectus_Department@Jefferies.com; or SVB Leerink LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, by telephone at 1-800-808-7525, ext. 6132, or by email at syndicate@svbleerink.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

ABOUT AURINIA

Aurinia Pharmaceuticals is a late clinical-stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are impacted by serious diseases with a high unmet medical need. The Company is currently developing an investigational drug, for the treatment of lupus nephritis, focal segmental glomerulosclerosis and dry eye syndrome. The Company’s head office is in Victoria, British Columbia and focuses its development efforts globally.

Investors & Media:

Glenn Schulman, PharmD, MPH

SVP, Corporate Communications & IR

gschulman@auriniapharma.com